Exhibit 4.5

Description of Securities

The following descriptions of the capital stock of Nuburu, Inc. (“us,” “our,” “we,” “Nuburu” or the “Company”) and certain provisions of our amended and restated certificate of incorporation (the “Certificate of Incorporation”), amended and restated bylaws (“Bylaws”), our certificate of designations filed on January 31, 2023 (the “Certificate of Designations” and together with the Certificate of Incorporation and Bylaws, our “Governing Documents”), the Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Company, dated September 9, 2020 (as it may be amended, supplemented or otherwise modified from time to time, the “Warrant Agreement”), and the Registration Rights and Lock-Up Agreement between the Company and the Holders (as defined therein), dated August 5, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Registration Rights and Lock-up Agreement”), are summaries and are qualified by reference to our Governing Documents, the Warrant Agreement and the Registration Rights and Lock-up Agreement, copies of which have been filed as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.5 forms a part, as well as to the relevant provisions of the general corporation law of the state of Delaware (the “DGCL”).

Common Stock

Holders of our Common Stock, par value $0.0001 per share (the “Common Stock”), are entitled to one (1) vote for each share held as of the applicable record date on all matters properly submitted to a vote of stockholders, including the election or removal of directors. Unless specified in our Governing Documents, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the votes cast at any meeting of the Company stockholders at which there is a quorum by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon will be required to approve any such matter voted on by stockholders. The Company’s board of directors is divided into three (3) classes, each of which generally serve for a term of three (3) years with only one (1) class of directors being elected each year. The Company’s stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting power of the outstanding capital stock of the Company will be able to elect all of the directors.

Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of our Common Stock are entitled to receive ratably any dividends declared by the Company’s Board of Directors out of assets legally available. Upon the liquidation, dissolution or winding up, holders of our Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of our Common Stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our Common Stock.

Preferred Stock

The Certificate of Incorporation authorizes the issuance of up to 50,000,000 shares of preferred stock and authorizes the board of directors by resolution or resolutions, to the maximum extent permitted by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of preferred stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

Series A Preferred Stock

The Certificate of Designations filed on January 31, 2023 designates 25,000,000 shares as “Series A Preferred Stock” and establishes the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of the shares of the Series A Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), which are described in more detail below.

Ranking

The Company’s Preferred Stock ranks senior to the Company’s Common Stock with respect to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

Dividends

Holders of the Company’s Preferred Stock participate, on an as-converted basis (without regard to any conversion limitations) in all dividends paid to the holders of the Company’s Common Stock.

Conversion Rights

The Preferred Stock is convertible at any time into Common Stock at a conversion rate equal to $10.00 (subject to equitable adjustment in the event of a stock split, stock consolidation, subdivision or certain other events of a similar nature that increase or decrease the number of shares of Preferred Stock outstanding (the “Original Issuance Price”)) divided by the lesser of (i) $11.50 and (ii) the greater of (x) 115% of the lowest volume weighted average price per share of the Company’s Common Stock as displayed under the heading Bloomberg VWAP (the “VWAP”) for any consecutive ninety-trading day period prior to the calculation of such VWAP and (y) $5.00, in each case subject to adjustment as set forth in the Certificate of Designations (the “Conversion Price”).

Any conversion will be settled only in shares of Common Stock; provided, that, upon any conversion that would result in the holders beneficially owning greater than 9.99% of the Company’s voting stock outstanding as of the conversion date or any individual holder beneficially owning Common Stock in excess of the maximum number of shares of Common Stock that could be issued to the holder without triggering a change of control under the applicable stock exchange listing rules, the excess, if any, of the conversion consideration otherwise payable upon such conversion shall be paid in cash, based on an amount per share of Common Stock equal to the last reported price per share of the Common Stock on the trading day immediately preceding the conversion date.

Mandatory Conversion

If the VWAP is greater than 200% of the Conversion Price for any 20 trading days in a 30-day trading day period, the Company may elect to convert all, but not less than all, of the Preferred Stock then outstanding into the Company’s Common Stock at a conversion rate with respect to each share of Preferred Stock equal to the Original Issuance Price as of the date of such conversion divided by the then applicable Conversion Price.

Voting Rights

The holders of Preferred Stock are not entitled to vote at or receive notice of any meeting of stockholders, except the holders of Preferred Stock are entitled to certain consent rights on matters related to (i) the creation or authorization of the creation of any equity or debt securities of the Company that rank senior or equal to certain rights of the Preferred Stock and (ii) the authorization of any adverse change to the powers, preferences, or special rights of the Preferred Stock set forth in the Company’s Certificate of Incorporation or Bylaws, and shall have voting rights as required by law.

Redemption

On the second anniversary of the closing of our business combination, or January 31, 2025 (the “Test Date”), the Company is obligated to redeem the maximum portion of the Preferred Stock permitted by law in cash at an amount equal to the Original Issuance Price as of such date if the Conversion Price exceeds the VWAP. If, on the Test Date, the Conversion Price is equal to or less than the VWAP, the Company must convert all shares of Preferred Stock then outstanding into shares of the Company’s Common Stock at the then applicable Conversion Price. Notwithstanding the foregoing, the Company shall not be required to redeem any shares of Preferred Stock to the extent the Company does not have legally available funds to effect such redemption. The mandatory redemption and conversion provisions described herein are further subject to certain limitations detailed in the Certificate of Designations.

Certain Risks Associated with Preferred Stock

As further described above, pursuant to their terms, each share of Preferred Stock could convert into shares of Common Stock (see the subsections entitled “—Conversion Rights” and “—Mandatory Conversion” above) or could result in an obligation of the Company to redeem the maximum portion of the Preferred Stock permitted by law in cash at an amount equal to the Original Issuance Price (see the subsection titled “—Redemption” above). The conversion of the Preferred Stock would result in dilution to the then existing holders of Common Stock, and the redemption of the Preferred Stock would result in an obligation of the Company to meet such redemption obligations in cash, which the Company may not have the ability to pay.

Warrants

The Public Warrants

Each whole warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the Business Combination, except as discussed in the immediately succeeding paragraph. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of shares of Common Stock. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying the obligations described below with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and the Company will not be obligated to issue a share of Common Stock upon exercise of a warrant unless the share of Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant.

We filed a registration statement for the registration, under the Securities Act, of the shares of Common Stock issuable upon exercise of the warrants, and we will use our commercially reasonable efforts to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Common Stock until the warrants expire or are redeemed, as specified in the Warrant Agreement; provided that if our Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the shares of our Common Stock issuable upon exercise of the warrants is not effective by the 60th day after the closing of our business combination, warrant holders may, until such time as there is an effective registration statement and, during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but we will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of our Common Stock for the

10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of warrants when the price per share of Common Stock equals or exceeds $18.00. Once the warrants become exercisable, we may redeem the outstanding warrants:

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in whole and not in part;
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at a price of $0.01 per warrant;
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upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and
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if, and only if, the closing price of the Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of Common Stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Common Stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per share of Common Stock equals or exceeds $10.00. Once the warrants become exercisable, we may redeem the outstanding warrants:

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in whole and not in part;
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at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of the Common Stock (as defined below) except as otherwise described below; and
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if, and only if, the closing price of the Common Stock equals or exceeds $10.00 per public share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of shares of Common Stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by the Company pursuant to this redemption feature, based on the “fair market value” of our Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on the volume weighted average price of our Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends. The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “—Anti-dilution Adjustments” below.

Redemption Date (period to expiration of warrants)	Fair Market Value of Common Stock
	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361

Redemption Date (period to expiration of warrants)	Fair Market Value of Common Stock
	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Common Stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of Common Stock per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of Common Stock. At such time as the warrants become exercisable for Common Stock, the Company will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Redemption procedures. A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Common Stock issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments. If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering made to all or substantially all holders of Common Stock entitling holders to purchase shares of Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of Common Stock) and (ii) one minus the quotient of (x) the price per share of Common Stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for shares of Common Stock, in determining the price payable for shares of Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of the Common Stock as reported during the 10-trading day period ending on the trading day prior to the first date on which the Common Stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the shares of Common Stock on account of such shares of Common Stock, other than (a) as described above or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of Common Stock issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event. If the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock. Whenever the number of shares of Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

The warrants are issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correcting any mistake or defective provision, (ii) amending the provisions relating to cash dividends on shares of Common Stock as contemplated by and in accordance with the Warrant Agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 50% of the then-outstanding warrants is required to make any change that adversely affects the interests of the registered holders of warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Common Stock to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Securities Exchange Act of 1934, as amended, or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Placement Warrants

The 9,700,000 private placement warrants formerly held by Tailwind Sponsor LLC prior to the closing of our business combination were canceled in connection with the closing of our business combination.

Registration Rights of Certain Stockholders

Certain of our stockholders have registration rights under the Registration Rights and Lock-up Agreement. These stockholders (and certain of their permitted transferees), may request that we file registration statements under the Securities Act and, upon such request and subject to minimum size and other conditions, we will be required to effect any such registration. We are generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of all of these registrations. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Registration Rights and Lock-up Agreement.

Annual Stockholder Meetings

The Company will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by the Company’s board of directors. To the extent permitted under applicable law, the Company may conduct meetings by means of remote communication.

Anti-Takeover Effects of the Company’s Certificate of Incorporation, Bylaws and Certain Provisions of Delaware Law

The Certificate of Incorporation, our Bylaws and the DGCL contain provisions as summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of the Company’s board of directors. These provisions are intended to avoid costly takeover battles, reduce the Company’s vulnerability to a hostile change of control and enhance the ability of the Company’s board of directors to maximize stockholder value in connection with any unsolicited offer to acquire the Company. However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by stockholders.

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Issuance of undesignated preferred stock: Under the Certificate of Incorporation, the Company’s board of directors has the authority, without further action by the stockholders, to issue up to 50,000,000 shares of undesignated preferred stock, of which 25,000,000 shares were, in connection with the closing of our business combination, designated as “Series A Preferred Stock,” with rights and preferences, including voting rights, designated in the Certificate of Designations. When shares of Preferred Stock are converted or otherwise required by the Company, they will be promptly retired and not be reissued as shares of such series, but rather will become authorized but unissued shares of undesignated preferred stock. The existence of authorized but unissued shares of preferred stock would enable the Company’s board of directors to make it more difficult to attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
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Classified board: The Certificate of Incorporation provides for a classified board of directors consisting of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. This provision may have the effect of delaying a change in control of the Company’s board of directors.
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Election and removal of directors and board vacancies: The Bylaws provide that directors will be elected by a plurality vote. The Certificate of Incorporation provides that, subject to the rights of holders of preferred stock of the Company, unless otherwise provided by resolution of the Company’s board of directors approved by at least a majority of the total authorized directorships, only the Company’s board of directors may fill vacancies and newly created directorships on the board. Directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of the Company entitled to vote in the election of directors. In addition, the number of directors constituting the Company’s board of directors may be set only by resolution adopted by a majority vote of the total authorized directorships. These provisions prevent stockholders from increasing the size of the Company’s board of directors and gaining control of the Company’s board of directors by filling the resulting directorships with their own nominees.

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Requirements for advance notification of stockholder nominations and proposals: The Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors that specify certain requirements as to the timing, form and content of a stockholder’s notice. Business that may be conducted at an annual meeting of stockholders will be limited to those matters properly brought before the meeting. These provisions may make it more difficult for our stockholders to bring matters before our annual meeting of stockholders or to nominate directors at annual meetings of stockholders.
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No written consent of stockholders: The Certificate of Incorporation provides that, subject to the rights of holders of preferred stock of the Company, all stockholder actions be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our Bylaws or removal of directors by our stockholders without holding a meeting of stockholders.
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No stockholder ability to call special meetings: The Certificate of Incorporation provides that, subject to the rights of holders of preferred stock of the Company, only the chairperson of the Company’s board of directors, the chief executive officer, the president or the Company’s board of directors, acting pursuant to a resolution adopted by a majority of the total authorized directorships on the Company’s board of directors, may be able to call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.
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Amendments to certificate of incorporation and bylaws: Any amendment to the Certificate of Incorporation is required to be approved by the Company’s board of directors, acting pursuant to a resolution adopted by a majority of the total authorized directorships on the Company’s board of directors, as well as, if required by law or the Certificate of Incorporation, a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of Section 3 of Article IV, Section 2 of Article V, Section 1 of Article VI, Section 2 of Article VI, Section 5 of Article VII, Section 1 of Article VIII, Section 2 of Article VIII, Section 3 of Article VIII or Article XI of the Certificate of Incorporation must be approved by not less than 66 2/3% of the voting power of the outstanding shares entitled to vote on the amendment, voting together as a single class. Any amendment to our Bylaws will be required to be approved by either the Company’s board of directors, acting pursuant to a resolution adopted by a majority of the total authorized directorships on the Company’s board of directors, or a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of Article VIII of the Bylaws must be approved by not less than 66.7% of the outstanding shares entitled to vote on the amendment.

These provisions are designed to enhance the likelihood of continued stability in the composition of the Company’s board of directors and its policies, to discourage certain types of transactions that may involve an actual or threatened acquisition of our Company and to reduce our vulnerability to an unsolicited acquisition proposal. We also designed these provisions to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also reduce fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Delaware General Corporation Law Section 203

As a Delaware corporation, we are also subject to the anti-takeover provisions of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in a “business combination” (as defined in the statute) with an “interested stockholder” (as defined in the statute) for a period of three (3) years after the date of the transaction in which the person first becomes an interested stockholder, unless the business combination or the transaction by which the applicable stockholder became an interested stockholder is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the voting power of the outstanding disinterested shares. The application of Section 203 of the DGCL could also have the effect of delaying or preventing a change of control of us.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, the Company’s stockholders have appraisal rights in connection with certain mergers, consolidations or conversions of the Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger, consolidation or conversion will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of the Company’s stockholders may bring an action in the Company’s name to procure a judgment in the Company’s favor, also known as a derivative action, if certain conditions are met, provided that the stockholder bringing the action is a holder of the Company’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties, subject to certain exceptions. The Governing Documents include certain provisions that eliminate the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of the Company and its stockholders, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages from a director or officer for breach of fiduciary duty as a director or officer in certain circumstances, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director and does not apply to officers if the officer has acted in bad faith, knowingly or intentionally violated the law or derived an improper benefit from his or her actions as a director or in the context of an action by or in the right of the Company.

The Certificate of Incorporation provides that the Company must indemnify the Company’s directors, and our Bylaws provide that the Company must indemnify and advance expenses to the Company’s directors and officers, to the fullest extent authorized by the DGCL. The Company also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for the Company’s directors, officers, employees and agents for some liabilities. The Company believes that these indemnification and advancement provisions and the authority to carry insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in the Governing Documents may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.

These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, your investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.